UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes of 15% or More in Revenue or Profit

The preliminary results shown below may differ from the final results, which remain subject to audit by the external auditor of SK Telecom Co., Ltd. (the “Company”).
1. Basis: Consolidated
2. Details of Changes (in thousands of Won, except percentages)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/Decrease Rate (%)
Operating Revenue	17,608,511,084	17,304,973,291	303,537,793	1.8
Operating Income	1,753,204,333	1,612,069,519	141,134,814	8.8
Profit from Continuing Operations Before Income Tax	1,488,179,211	1,236,152,084	252,027,127	20.4
Profit for the Period	1,145,937,032	947,830,928	198,106,104	20.9
3. Financial Position (in thousands of Won, except percentages)	Current Fiscal Year		Previous Fiscal Year
Total Assets	30,119,228,260		31,308,260,984
Total Liabilities	17,890,829,299		19,153,066,586
Total Shareholders’ Equity	12,228,398,961		12,155,194,398
Capital Stock	30,492,716		30,492,716
Ratio of Total Shareholders’ Equity to Capital Stock (%)	40,102.7		39,862.6
4. Main Reasons for Changes in Revenue or Profit/Loss

•  Increases in profit for the period and profit from continuing operations before income tax due to, among other things, the effect of gains relating to equity method investments including dividend payments from entities in which the Company holds ownership interests

5. Date of the resolution by the Board of Directors	February 2, 2024
• Attendance of external directors	Present: 5 Absent : 0
• Attendance of audit committee member that is not an external director	—
6. Other important matters relating to an investment decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea.

•  The preliminary results set forth in this report may be subject to change based on the results of the audit by the Company’s external auditor and the approval at the general shareholders’ meeting.

Additional Disclosure
	Basis	Current Fiscal Year	Previous Fiscal Year
Equity attributable to the owners of the parent company (in thousands of Won)	Consolidated	11,389,045,844	11,318,318,732
Ratio of Equity attributable to the owners of the parent company to Capital Stock (%)	Consolidated	37,350.1	37,118.1
Operating Revenue (in thousands of Won)	Separate	12,589,219,907	12,414,587,521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: February 5, 2024

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